UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ending December 31, 2012

Or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to ______

Commission file number 333-27429

THE AERC 401(K) SAVINGS PLAN AND TRUST
(Exact name of Plan)

001
Plan Number

ASSOCIATED ESTATES REALTY CORPORATION
(Exact name of registrant as specified in its charter)

Ohio	34-1747603
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1 AEC Parkway, Richmond Hts., Ohio	44143-1550
(Address of principal executive offices)	(Zip Code)

(216) 261-5000
(Registrant's telephone number, including area code)

(Former name, former address and former fiscal year,
if changed since last report)

THE AERC 401(k) Savings Plan and Trust

December 31, 2012

TABLE OF CONTENTS

Page

Reports of Independent Registered Public Accounting Firms	3

Financial Statements:

Statements of Net Assets Available for Benefits	5

Statement of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7

Supplemental Information:	17

Schedule of Assets (Held at End of Year)	18

Signatures	20

Report of Independent Registered Public Accounting Firm
To Participants and Administrator of The AERC 401(K)
Savings Plan and Trust
We have audited the accompanying statement of net assets available for benefits of The AERC 401(K) Savings Plan and Trust (the "Plan") as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended. The Plan's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The AERC 401(K) Savings Plan and Trust as of December 31, 2012, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ CohnReznick LLP
Chicago, Illinois
June 18, 2013

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of The AERC 401(K)
Savings Plan and Trust
We have audited the accompanying statement of net assets available for benefits of The AERC 401(K) Savings Plan and Trust (the "Plan") as of December 31, 2011. The Plan's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The AERC 401(K) Savings Plan and Trust as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Reznick Group, P.C.
Skokie, Illinois
June 12, 2012

The AERC 401(K) Savings Plan and Trust
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2012 and 2011

	2012	2011
ASSETS

Investments, participant directed (Note D)	$9,138,332	$7,716,386

Participant notes receivable	173,684	159,017

Total assets	9,312,016	7,875,403

LIABILITIES

Excess contributions refundable	13,638	45,341

Net assets reflecting investments at fair value	9,298,378	7,830,062

Adjustment from fair value to contract value for
fully benefit-responsive investment contract	-	-

Net assets available for benefits	$9,298,378	$7,830,062
The accompanying notes are an integral part of these financial statements.

The AERC 401(K) Savings Plan and Trust
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2012

Additions:
Investment and loan interest income:
Interest and dividends		$240,223
Net appreciation in fair value of investments (Note D)		791,904
Contributions:
Employer	$239,626
Participants	813,978	1,053,604

Total additions		2,085,731

Deductions:
Benefits paid to participants		564,405
Expenses paid		53,010
Total deductions		617,415

Net increase		1,468,316

Net assets available for benefits:

Beginning of year		7,830,062

End of year		$9,298,378
The accompanying notes are an integral part of these statements.

The AERC 401(K) Savings Plan and Trust
NOTES TO FINANCIAL STATEMENTS
December 31, 2012
NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The financial statements of The AERC 401(K) Savings Plan and Trust (the "Plan") have been prepared in conformity with accounting principles generally accepted in the United States of America as applied to profit-sharing trusts and in accordance with the terms of the Trust Agreement. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.
1.    Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
2.    Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. For further information, see Note C. Fair Value Measurements.
Investment income is recorded as earned and reinvested in Plan assets.
3.    Federal Income Taxes
The Plan has received a favorable determination letter dated February 15, 1996, from the Internal Revenue Service ("IRS") which classified the Plan as a qualified employee benefit plan, exempt from income taxes, under the Employee Retirement Income Security Act of 1974 ("ERISA"). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Internal Revenue Code ("IRC") and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.
4.    Participant Notes Receivable
Participant loans are measured at their unpaid principal balances plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

The AERC 401(K) Savings Plan and Trust
NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2012
NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of 50% of their account balances. The loans are secured by the balance in the participant's account, bear interest at rates varying from 4.25% to 9.25%, and are being amortized over the terms of the loans with bi-weekly payments of principal and interest. Interest on the loans is credited to the participant's account. The loans have maturity dates equal to or less than five years (ten years if the loan funds are utilized to purchase a primary residence) from the date of the loan.
5.    Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
6.    Payment of Benefits
Benefits are recorded when paid.
7.    Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' balances and the amounts reported in the statements of net assets available for benefits.
NOTE B. DESCRIPTION OF THE PLAN
The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.
The Plan is sponsored by a controlled group of corporations which became effective April 1, 1990. The Plan has been amended several times and restated for the purpose of modifying the benefits provided and complying with changes in applicable law.
Employees are eligible to participate in the Plan with elective deferrals after six months of service provided that they have reached the age of 21. Twelve months of service is required for a participant to receive an employer matching contribution of 25% of the participant's contribution up to a maximum participant contribution of 6% of his or her gross wages. Participants may elect to contribute up to 50% of their gross wages and currently have the option of investing their accounts between twenty-four different investment options. The investment options include Associated Estates Realty Corporation ("AERC") common stock, an unallocated insurance contract and twenty-two different pooled separate accounts. Participants are immediately vested in the portion of their investment account which includes participant contributions plus actual earnings thereon. Vesting in the employer matching contribution portion of their accounts is based on years of service. A participant is 100% vested after three years of credited service.

The AERC 401(K) Savings Plan and Trust
NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2012
NOTE B. DESCRIPTION OF THE PLAN (Continued)
At December 31, 2012 and 2011, forfeited nonvested accounts totaled $43,913 and $32,165, respectively. These accounts will be applied to the Plan's administrative expenses and any excess amount will be used to reduce future employer contributions. AERC will be responsible for any administrative expenses that the accounts do not pay.
On termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, installment payments, a distribution in-kind, or any reasonable combination of the foregoing.
NOTE C. FAIR VALUE MEASUREMENTS
Accounting principles generally accepted in the United States of America ("GAAP") establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under GAAP are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in inactive markets;

	•	Inputs other than quoted prices that are observable for the asset or liability; and

	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The AERC 401(K) Savings Plan and Trust
NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2012
NOTE C. FAIR VALUE MEASUREMENTS (Continued)
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.
Pooled Separate Accounts: The fair value of the participation units owned by the Plan is based on the net assets of the underlying pool of securities on the last business day of the Plan year as determined by Prudential Retirement and Annuity Company ("Prudential").
Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Guaranteed Income Fund: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (See Note E).
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The AERC 401(K) Savings Plan and Trust
NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2012
NOTE C. FAIR VALUE MEASUREMENTS (Continued)
The following table sets forth by level within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012:

	Assets at Fair Value as of December 31, 2012

	Level 1	Level 2	Level 3	Total

Pooled Separate Accounts:
Balance Specialty	$—	$2,398,056	$—	$2,398,056
Large Cap Stock-Blend	—	1,474,293	—	1,474,293
Large Cap Stock-Value	—	1,226,646	—	1,226,646
Fixed Income-Intermediate Bond	—	488,783	—	488,783
Large Cap Stock-Growth	—	321,782	—	321,782
Int Stock-Blend	—	244,340	—	244,340
Small Cap Stock-Growth	—	222,828	—	222,828
Mid Cap Stock-Value	—	208,889	—	208,889
Fixed Income-Multisector	—	195,861	—	195,861
Specialty-Real Estate	—	68,780	—	68,780
Int Stock-Emerging Markets	—	63,038	—	63,038
Small Cap Stock-Value	—	37,971	—	37,971
Mid Cap Stock-Blend	—	25,514	—	25,514
Mid Cap Stock-Growth	—	20,074	—	20,074
Fixed Income-Government Securities	—	12,596	—	12,596
AERC Common Stock	889,466	—	—	889,466
Guaranteed Income Fund	—	—	1,239,415	1,239,415
Total assets at fair value	$889,466	$7,009,451	$1,239,415	$9,138,332

The AERC 401(K) Savings Plan and Trust
NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2012
NOTE C. FAIR VALUE MEASUREMENTS (Continued)
The following table sets forth by level within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011:

	Assets at Fair Value as of December 31, 2011

	Level 1	Level 2	Level 3	Total

Pooled Separate Accounts:
Balance Specialty	$—	$1,890,932	$—	$1,890,932
Large Cap Stock-Blend	—	1,281,751	—	1,281,751
Large Cap Stock-Value	—	1,041,461	—	1,041,461
Fixed Income-Intermediate Bond	—	427,273	—	427,273
Int Stock-Blend	—	238,229	—	238,229
Small Cap Stock-Growth	—	185,173	—	185,173
Mid Cap Stock-Value	—	152,430	—	152,430
Large Cap Stock-Growth	—	151,239	—	151,239
Fixed Income-Multisector	—	149,655	—	149,655
Int Stock-Emerging Markets	—	41,708	—	41,708
Specialty-Real Estate	—	40,295	—	40,295
Small Cap Stock-Value	—	21,721	—	21,721
Mid Cap Stock-Blend	—	19,384	—	19,384
Fixed Income-Government Securities	—	14,842	—	14,842
Mid Cap Stock-Growth	—	3,786	—	3,786
AERC Common Stock	841,100	—	—	841,100
Guaranteed Income Fund	—	—	1,215,407	1,215,407
Total assets at fair value	$841,100	$5,659,879	$1,215,407	$7,716,386

The AERC 401(K) Savings Plan and Trust
NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2012
NOTE C. FAIR VALUE MEASUREMENTS (Continued)
Level 3 Gains and Losses:
The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2012.

Level 3 Assets

Year Ended
December 31, 2012

Guaranteed
Investment
Contract

Balance, beginning of year	$1,215,407
Realized gains/(losses)	-
Unrealized gains/(losses) relating to instruments still held
at the reporting date	-
Purchases	150,397
Sales	(126,389)
Balance, end of year	$1,239,415

The following table represents the Plan's Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs.

		Principal Valuation	Unobservable
Instrument	Fair Value	Technique	Inputs	Rate Applied

Guaranteed	$1,239,415	Discounted	Average yield	1.00%
income fund		cash flow	earned by Plan

			Average yield	1.00%
			credited to
			participants

The AERC 401(K) Savings Plan and Trust
NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2012
NOTE D. INVESTMENTS
The Plan's investments are held by Prudential at December 31, 2012 and 2011, respectively. The following table presents the fair value of the investments at December 31, 2012 and 2011 and separately identifies those investments that represent 5% or more of the Plan's net assets.

	December 31,	December 31,
	2012	2011
Description	Fair Value	Fair Value

Investment at fair value as determined by Prudential:
AERC Common Stock	$889,466	$841,100
Dodge & Cox Stock Fund	1,226,646	1,041,461
Guaranteed Income Fund	1,239,415	1,215,407
PIMCO Total Return Institutional Fund	488,783	427,273
T. Rowe Price Retirement 2020	1,406,940	1,188,771
T. Rowe Price Retirement 2030	495,817	352,341*
Vanguard Index Trust 500 Portfolio	1,474,293	1,281,751
Investments less than 5%	1,916,972	1,368,282

	$9,138,332	$7,716,386
*Investment represents less than 5% of the Plan's net assets as of December 31, 2011.
During the year ended December 31, 2012, the Plan's participant-directed investments (including investments bought, sold and held during the year) appreciated in value by $791,904 as follows:

Pooled Separate Accounts	$783,325
AERC Common Stock	8,579

$791,904

The AERC 401(K) Savings Plan and Trust
NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2012
NOTE E. INVESTMENT CONTRACT WITH INSURANCE COMPANY
The Plan includes a guaranteed income fund, which holds a fully benefit-responsive synthetic guaranteed investment contract with Prudential Retirement Insurance & Annuity Company ("PRIAC"). PRIAC maintains contributions in an insurance company issued general account evergreen group annuity spread product. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The Plan owns a promise to pay interest at crediting rates, which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity insurance contract. There are not any specific securities in the general account that back the liabilities of this annuity contract. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Contract value approximates fair value at December 31, 2012 and 2011. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment contract at contract value. There are no events known to us which are probable of occurring which would limit the ability of the Plan to transact at contract value with participants. The average yield and crediting interest rates were 1.00% and 1.40% for 2012 and 2011, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero percent. Such interest rates are reviewed on a semi-annual basis for resetting.
NOTE F. PLAN TERMINATION
Although it has not expressed any intent to do so, the companies participating in the Plan have the right to discontinue their matching contributions at any time and to terminate the Plan subject to the provisions of ERISA.
NOTE G. PARTY-IN-INTEREST TRANSACTIONS
For the years ended December 31, 2012 and 2011, the Plan purchased AERC common stock at a cost of $47,319 and $48,936, respectively. The fair value of AERC common stock included in investments at December 31, 2012 and 2011 was $889,466 and $841,100, respectively.
Certain Plan investments are units of pooled separate accounts managed by Prudential. Prudential is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to Prudential for the investment management services provided by Prudential for the years ended December 31, 2012 and 2011, amounted to $53,010 and $43,748, respectively.
At December 31, 2012 and 2011, the Plan's participants had loans of $173,684 and $159,017, outstanding, respectively, which were secured by their account balances.

The AERC 401(K) Savings Plan and Trust
NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2012
NOTE H. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements for the years ended December 31, 2012 and 2011 to the Form 5500:

	December 31,	December 31,
	2012	2011

Net assets available for benefits per the
financial statements	$9,298,378	$7,830,062

Excess contributions refundable	13,638	45,341

Net assets available for benefits per Form 5500	$9,312,016	$7,875,403
The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2012 to the Form 5500:

Benefits paid to participants per the financial statements	$564,405

2011 excess contributions refundable	45,341

2012 excess contributions refundable	(13,638)

Benefits paid to participants per Form 5500	$596,108
NOTE I. EXCESS CONTRIBUTIONS
As of December 31, 2012 and 2011, refunds of employee contributions totaling $13,638 and $45,341, respectively, had been recorded as a liability to certain employees in order to pass the Average Deferral Percentage test under Section 401(a) of the IRC.

SUPPLEMENTAL INFORMATION

The AERC 401(K) Savings Plan and Trust
FORM 5500 SCHEDULE H - ITEM 4(i)
EIN: 34-1747603 Plan #001
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2012

Identity of	Description of Investment, Including Maturity Date,		Current
Party Involved	Rate of Interest, Collateral and Par or Maturity Value	Cost***	Value

*Prudential	Vanguard Index Trust 500 Portfolio		$1,474,293

*Prudential	T. Rowe Price Retirement 2020		1,406,940

*Prudential	Guaranteed Income Fund		1,239,415

*Prudential	Dodge & Cox Stock Fund		1,226,646

*AERC	AERC Common Stock		889,466

*Prudential	T. Rowe Price Retirement 2030		495,817

*Prudential	PIMCO Total Return Institution Fund		488,783

*Prudential	T. Rowe Price Growth Stock		321,782

*Prudential	T. Rowe Price Retirement 2040		254,643

*Prudential	T. Rowe Price New Horizons		222,828

*Prudential	Vanguard Total International Stock Index		217,906

*Prudential	Vanguard Selected Value		208,889

*Prudential	Loomis Sayles Bond Fund		195,861

*Prudential	T. Rowe Price Retirement 2010		100,111

*Prudential	T. Rowe Price Retirement Income		89,316

*Prudential	Cohen & Steers Realty Shares Fund		68,780

*Prudential	Oppenheimer Developing Markets Fund		63,038

*Prudential	T. Rowe Price Retirement 2050		51,229

*Prudential	Perkins Small Cap Value		37,971

*Prudential	Vanguard Mid Cap Index Fund		25,514

The AERC 401(K) Savings Plan and Trust
FORM 5500 SCHEDULE H - ITEM 4(i)
EIN: 34-1747603 Plan #001
SCHEDULE OF ASSETS (HELD AT END OF YEAR) - (Continued)
December 31, 2012

Identity of	Description of Investment, Including Maturity Date,		Current
Party Involved	Rate of Interest, Collateral and Par or Maturity Value	Cost***	Value

*Prudential	Thornburg International Value		23,020

*Prudential	Buffalo Mid Cap Fund		20,074

*Prudential	Vanguard Intermediate Term Treasury Fund		12,596

*Prudential	Vanguard Small Cap Index		3,414

*Participant Loans	**Participant Loans - 4.25% to 9.25%		173,684
Total			$9,312,016

*	Represents a party-in-interest.

**	Participant loans are considered investments on the Form 5500, but are classified as participant notes receivable on the financial statements.

***	Historical cost has not been presented, as all investments are participant-directed.

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the following individuals have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Signature	Title	Date

/s/ Jeffrey I. Friedman	Trustee	June 18, 2013
Jeffrey I. Friedman

/s/ Lou Fatica	Trustee	June 18, 2013
Lou Fatica

/s/ Daniel E. Gold	Trustee	June 18, 2013
Daniel E. Gold